UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2015

Hawthorne, NY, February 10, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and nine months ended December 31, 2015.

Quarter ended December 31, 2015 Highlights - compared to December 31, 2014
●	Net sales of $258.3 million, increased $20.6 million, or 8.7%, on marginally increased volumes
●	Gross profit of $214.2 million increased $20.7 million as Cost of Goods remained flat; and as a percentage of net sales, was 82.9% compared to 81.4%
●	Research and development expenses increased 39.9% to $17.9 million
●	Selling, marketing, general and administrative expenses increased $1.5 million to $22.9 million
●	Operating income increased $14.1 million to $173.4 million
●	Net Income was favorably impacted by a $15.6 million increase in foreign exchange (FX) income to $23.9 million, principally the result of the strength of the U.S. dollar vs. Canadian dollar
●
Tax expense decreased $16.3 million to $11.8 million resulting in an effective tax rate of 5.9% compared to 16.5%; we expect the tax benefits realized this quarter to continue for the remainder of the 2015/16 fiscal year

●	Net income attributable to Taro was $189.0 million compared to $142.5 million, resulting in diluted earnings per share of $4.41 compared to $3.33

Nine Months ended December 31, 2015 Highlights - compared to December 31, 2014
●	Net sales of $685.7 million, increased $66.9 million, or 10.8%, despite a 5% volume decline and a change in product mix
●	Gross profit increased $77.8 million to $554.7 million and as a percentage of net sales, was 80.9% compared to 77.1%
●	Research and development expenses increased 23.0% to $51.2 million
●	Selling, marketing, general and administrative expenses increased $4.4 million to $69.8 million
●	Operating income increased $58.7 million to $432.7 million
●	FX income increased $45.4 million to $54.5 million
●	Tax expense increased $13.2 million due to the $106.6 million increase in pre-tax income, however the effective tax rate decreased from 15.1% to 14.5%
●	Net income attributable to Taro was $426.0 million compared to $332.0 million, a $94.0 million increase, resulting in diluted earnings per share of $9.95 compared to $7.75

Mr. Kal Sundaram, Taro’s CEO stated, “We are satisfied with our overall performance, which is in-line with our expectations, given a competitive landscape that continues to intensify.”  Mr. Sundaram continued, “Regarding Keveyis, the first medicine approved by the FDA for the treatment of primary periodic paralysis, the patient feedback we have received is extremely positive, however its use is less than anticipated.  We will continue to invest in medical and marketing initiatives to build the brand and monitor the sales performance of Keveyis in the coming quarters.”

- more -

Taro Pharmaceutical Industries Ltd.

Cash Flow and Balance Sheet Highlights
●	Cash provided by operations for the period ended December 31, 2015 was $239.7 million, as compared to $192.8 million at December 31, 2014
●	Cash, including marketable securities of $1.2 billion, increased $262.5 million from March 31, 2015
●	During the quarter, the Company paid-off its remaining debt of $5.9 million

FDA Approvals and Filings

The Company recently received an approval from the U.S. Food and Drug Administration (“FDA”) for an Abbreviated New Drug Application (“ANDA”) Naftifine Hydrochloride Cream USP, 2%.  The Company currently has a total of thirty-five ANDAs awaiting FDA approval.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2016.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Quarter Ended				Nine Months Ended
	December 31,				December 31,
	2015		2014		2015		2014
Sales, net	$258,342		$237,700		$685,678		$618,764
Cost of sales	44,166		44,206		128,994		141,814
Impairment	-		-		1,947		-
Gross profit	214,176		193,494		554,737		476,950

Operating Expenses:
Research and development	17,944		12,829		51,212		41,645
Selling, marketing, general and administrative	22,866		21,345		69,804		65,415
Settlements and loss contingencies	(27)		-		973		(4,200)
Operating income	173,393		159,320		432,748		374,090

Financial Income, net:
Interest and other financial income	(3,038)		(2,968)		(9,708)		(6,590)
Foreign exchange income	(23,887)		(8,264)		(54,545)		(9,153)
Other gain, net	710		362		1,820		2,343
Income before income taxes	201,028		170,914		498,821		392,176
Tax expense	11,831		28,174		72,363		59,187
Income from continuing operations	189,197		142,740		426,458		332,989
Net loss from discontinued operations	(101)		(126)		(202)		(473)
Net income	189,096		142,614		426,256		332,516
Net income attributable to non-controlling interest	98		132		274		551
Net income attributable to Taro	$188,998		$142,482		$425,982		$331,965

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$4.41		$3.33		$9.95		$7.76
Diluted	$4.41		$3.33		$9.95		$7.76

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	) *	$(0.00	) *	$(0.00	) *	$(0.01)
Diluted	$(0.00	) *	$(0.00	) *	$(0.00	) *	$(0.01)

Net income per ordinary share attributable to Taro:
Basic	$4.41		$3.33		$9.95		$7.75
Diluted	$4.41		$3.33		$9.95		$7.75

Weighted-average number of shares used to compute net income per share:
Basic	42,833,533		42,833,533		42,833,533		42,833,162
Diluted	42,833,533		42,833,533		42,833,533		42,833,452

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	March 31,
	2015	2015
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$523,214	$481,641
Short-term bank deposits	655,982	434,899
Restricted short-term bank deposits	-	199
Marketable securities	3,502	3,458
Accounts receivable and other:
Trade, net	279,538	222,427
Other receivables and prepaid expenses	275,025	250,911
Inventories	126,875	120,272
Long-term assets held for sale, net	1,034	-
TOTAL CURRENT ASSETS	1,865,170	1,513,807
Long-term receivables and other assets	31,356	46,330
Property, plant and equipment, net	153,343	153,045
Other assets	20,604	24,563
TOTAL ASSETS	$2,070,473	$1,737,745

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$-	$912
Trade payables and other current liabilities	290,418	309,093
TOTAL CURRENT LIABILITIES	290,418	310,005
Long-term debt, net of current maturities	-	4,976
Deferred taxes and other long-term liabilities	4,595	5,381
TOTAL LIABILITIES	295,013	320,362

Taro shareholders' equity	1,769,522	1,411,720
Non-controlling interest	5,938	5,663
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,070,473	$1,737,745

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)

	Nine Months Ended December 31,
	2015	2014
	(unaudited)	(unaudited)
Operating Activities:
Net income	$426,256	$332,516
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,304	11,933
Loss (gain) on sale of long-lived assets and marketable securities, net	91	(199)
Impairment for long-lived assets	1,947	-
Decrease in long-term debt due to currency fluctuations	-	(1,030)
Increase in trade receivables, net	(58,129)	(87,406)
Change in derivative instruments, net	(6,242)	4,965
Increase in other receivables, prepaid expenses and other assets	(60,545)	(68,213)
Increase in inventories, net	(9,878)	(9,063)
Effect of change in exchange rate on bank and inter-company balances	(52,860)	(11,436)
(Decrease) increase in trade and other payables and liabilities	(12,233)	20,775
Net cash provided by operating activities	239,711	192,842

Investing Activities:
Purchase of plant, property & equipment	(13,111)	(14,019)
(Investment in) proceeds from other intangible assets	(134)	60
Proceeds from (investment in) other assets	35,000	(31,050)
Investment in long-term security deposits and other assets	(8,808)	(17,810)
Investment in short-term bank deposits	(200,676)	(42,321)
Proceeds from restricted bank deposits	199	23
(Investment in) proceeds from the sale of marketable securities	(105)	81
Net cash used in investing activities	(187,635)	(105,036)

Financing Activities:
Proceeds from issuance of shares, net	-	26
Repayment of long-term debt	(5,888)	(10,725)
Net cash used in financing activities	(5,888)	(10,699)

Effect of exchange rate changes	(4,615)	(3,855)
Net increase in cash	41,573	73,252
Cash at beginning of period	481,641	209,967
Cash at end of period	$523,214	$283,219

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 10, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Subramanian Kalyanasundaram
        Name:  Subramanian Kalyanasundaram
        Title:    Chief Executive Officer and Director